

Mail Stop 3720

September 24, 2009

Aviram Malik
Chief Executive Officer
Adama Technologies Corporation
76/7 Zalman Shazar Street,
Hod Hasharon, Israel 45350

> **Re: Adama Technologies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed January 26, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009**
> **File No. 333-148910**

Dear Mr. Malik:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 15. Exhibits, page 14

1.   We note that the company has entered into "working capital loans" with certain directors, officers and stockholders. Please file all notes or agreements evidencing any loans with directors or officers as exhibits to your next periodic filing. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Signatures, page 16

2.   Please note that your Form 10-K must also be signed by your controller or principal accounting officer. See General Instruction D to Form 10-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2. Management's Discussion and Analysis or Plan of Operations, page 3

Our Business, page 4

3.   We note that your business discussion only addresses the patented MBS technology. We also note the disclosure in your Form 10-Q for the period ended March 31, 2009 which indicated that your "flagship product" was the wireless data program derived from the patent you obtained from Mr. Sheffer. Please expand your disclosure in future filings to address the extent to which the company still intends to continue to develop the wireless data program technology.

Liquidity and Capital Resources, page 6

4.   We note your disclosure that you are obligated to pay Solucorp Industries Ltd. $1,000,000 and that you paid $100,000 of that amount as of June 30, 2009. We further note the disclosure in Note 8 to the financial statements that this amount is payable to Solucorp by October 27, 2009. Item 303(a)(1) of Regulation S-K requires a company to identify any known demands or commitments that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way. Please amend your Form 10-Q to address whether you anticipate being able to make this payment, the manner in which you would raise the funds to make this payment and, to the extent you do not anticipate being able to make this payment in a timely manner, any potential fines or penalties you may be obligated to pay.

Item 2. Unregistered Sale of Equity Securities and Use of Proceeds, page 6

5.   We note that you completed a sale of shares pursuant to Regulation S during the six months ended June 30, 2009. In the amended 10-Q provide all of the disclosures required by Item 701 of Regulation S-K with respect to this transaction, including the class of persons to whom the securities were sold and briefly state the facts you relied upon to make Regulation S available.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Plowgian, attorney-advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director